DT Asia Investments Limited

Room 1102, 11/F, Beautiful Group Tower

77 Connaught Road Central

Hong Kong

September 19, 2014

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Asia Investments Limited
Registration Statement on Form S-1
Filed July 1, 2014
File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comments to the above referenced Registration Statement which was originally filed with the Commission on July 1, 2014, relating to the issuance of the shares underlying the rights in the event the Company will not be the surviving entity upon consummation of its business combination.

To alleviate the Staff’s concern with respect to compliance with Section 5 in such scenario, we will revise the terms of the rights so that in the event the Company will not be the survivor upon completion of its initial business combination, each right holder will be required to affirmatively convert his/her or its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. More specifically, the right holder will be required to indicate his, her or its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company. We will file another amendment to the current registration statement to incorporate the foregoing revisions.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By: /s/ Emily Tong

Chairwoman